

December 20, 2021

Carter Culver
Assistant Secretary
Constellation Energy Corporation
c/o Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

>   **Re: Constellation Energy Corporation**
>   **Amendment No. 1 to Registration Statement on Form 10-12B**
>   **Filed December 15, 2021**
>   **File No. 001-41137**

Dear Mr. Culver:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2021 letter

Amendment No. 1 to Registration Statement on Form 10-12B

Dividend Policy, page 46

1. We note your response to prior comments 1 and 3, and reissue in part. Your response to prior comment 3 states that the form of credit agreement reflects deletions of several covenants (including a previous covenant restricting distributions). However, Section 6.04 of your form of credit agreement filed as Exhibit 10.8 refers to restrictions and conditions to pay dividends or other distributions identified on Schedule 6.04. Please file a copy of Schedule 6.04 with your form of credit agreement filed as Exhibit 10.8 and revise your disclosures regarding these restrictions and conditions accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tiffany Chan, Esq.